

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2025

George Lai
Chief Financial Officer
The9 Limited
17 Floor, No. 130 Wu Song Road
Hong Kou District, Shanghai 200080
People's Republic of China

   Re: The9 Limited
     Form 20-F for Fiscal Year Ended December 31, 2021
     Form 20-F for Fiscal Year Ended December 31, 2022
     Form 20-F for Fiscal Year Ended December 31, 2023
     File No. 001-34238

Dear George Lai:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Crypto Assets

cc: Haiping Li